Mail Stop 4561
Via fax: (651) 767-4954

March 22, 2010

Mr. Stefan Schulz
Chief Financial Officer
Lawson Software, Inc.
380 St. Peter Street
St. Paul, MN 55102

      Re: Lawson Software, Inc.
             Form 10-K for Fiscal Year Ended May 31, 2009
             Filed July 16, 2009
             File No. 000-51942

Dear Mr. Schulz:

      We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                  Sincerely,

                  Kathleen Collins
                  Accounting Branch Chief